Exhibit 99.1

For Immediate Release	May 31, 2010

TSX: CTQ
NYSE AMEX: ETQ

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. ACQUIRES
APPROXIMATELY 96.9% OF CORRIENTE RESOURCES INC.

VANCOUVER, BRITISH COLUMBIA, May 31, 2010 – CRCC-Tongguan Investment (Canada) Co., Ltd., (the "Offeror") and Corriente Resources Inc.("Corriente") jointly announce that all of the terms and conditions to the Offeror's offer to purchase (the "Offer") all of the issued and outstanding common shares of Corriente at a price of Cdn.$8.60 in cash per common share have been satisfied prior to the expiry of the Offer at 5:00 p.m. (Vancouver time) on May 28, 2010. 76,478,495 common shares of Corriente have been validly deposited under the Offer and the Offeror has taken up and accepted for payment all of these common shares, which represent approximately 96.9% of the common shares of Corriente on a fully-diluted basis.

The Offeror is a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd. which is in turn a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

“Kenneth R Shannon”

Kenneth R Shannon
Chief Executive Officer

Corriente shareholders with questions or requests for a copy of the early warning report to be filed by the Offeror in connection herewith should contact:

Georgeson Shareholder Communications Canada, Inc.,
Information Agent for the Offer,
North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
Email: gsproxygroup@gscorp.com

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com